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                             August 26, 2020

       Rohan Palekar
       Chief Executive Officer
       89bio, Inc.
       142 Sansome Street, 2nd Floor
       San Francisco, California 94104

                                                        Re: 89bio, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
25, 2020
                                                            CIK No. 0001785173

       Dear Mr. Palekar:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Ryan Murr